

November 18, 2010

Mr. Peter Tiedemann
Chief Financial Officer
Olympus Pacific Minerals Inc.
10 King Street East, Suite 500
Toronto, Ontario
Canada, M5C 1C3

      Re: Olympus Pacific Minerals Inc.
             Form 20-F for the Fiscal Year Ended December 31, 2009
             Filed July 15, 2010
             Form 20-F/A for the Fiscal Year Ended December 31, 2008
             Filed July 15, 2010
             File No. 000-52324

Dear Mr. Tiedemann:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F/A for the fiscal year ended December 31, 2008

General

1.   Please respond to our verbal comments issued on October 20, 2010 regarding the incomplete auditor report and proceed with filing an amendment to your Form 20-F.

Form 20-F for the fiscal year ended December 31, 2009

Control and Procedures, page 106

2.   We note your disclosure that your internal control over financial reporting was ineffective as of December 31, 2009 due to errors detected in your previously issued financial statements. Given this information, it is unclear to us how your management may conclude that your disclosure controls and procedures were effective as of December 31, 2009. Please reconsider the original conclusion reached by your management on the effectiveness of your disclosure controls and procedures as of December 31, 2009.

3.   Please disclose any changes in your internal control over financial reporting that occurred during the period covered by your annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 15(d) of Form 20-F for additional guidance.

Engineering Comments

2005 Work, page 52

4.   We note your refer to sample ranges, or ranging up to, or above values in this section and elsewhere in your filing. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid overly optimistic terms such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Geology and Main Mineral Occurrences, page 57

5.   We note your disclosure in this section, referring to mines and other mineral properties that exist in close proximity to your property. As such disclosure may cause investors to infer that your property also has commercial mineralization, please limit your disclosure to describe only geology, history, or exploration results that are directly related to the properties or mineral interests that you have the right to explore or mine. Please remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your property interests.

Resource and Reserve Estimates, page 60

6.   Although you may disclose estimates of resources as defined under the Canadian rules, following the guidance in Instruction 3 to paragraph (b)(5) of Industry Guide 7, all mineral reserve or resource estimates that you disclose under this provision must meet the standards of National Instrument 43-101 for inclusion in your filing. In addition, reporting contained metal is not allowed without also reporting tonnages and grades. We believe that readers should know whether a quoted quantity of contained metal is the product of a large tonnage of low-grade material or of a small tonnage of high-grade material. Quoting contained metal without quoting grades can result in unintended inferences about the value of the deposit or its realizable value; please remove all disclosures concerning the JORC contained gold estimates from your filing.

Closing Comments

      You may contact Joanna Lam at (202) 551-3476 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters.   You may contact Ken Schuler, Mining Engineer, at (202) 551- 3718 with questions about engineering comments. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief